ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

8 April 2009

Director/PDMR Shareholding

Reed Elsevier received notification yesterday from the Trustees of the Reed Elsevier Employee Benefit Trust that, following the vesting of the share awards, granted in April 2006 under the Reed Elsevier Group plc Bonus Investment Plan, and after taking account of shares withheld to meet personal tax and social security obligations, the number of securities noted below were released to the directors/PDMRs on 3 April 2009.

The closing market price of each security on the date of vesting was 494.00p (Reed Elsevier PLC ordinary share), €8.14 (Reed Elsevier NV ordinary share), $29.55 (Reed Elsevier PLC ADR), and $22.18 (Reed Elsevier NV ADR).

Additionally, today Mr Prozes, a director of Reed Elsevier sold 8,476 Reed Elsevier PLC ADRs and 11,378 Reed Elsevier NV ADRs, at the respective price of $29.187 and $21.5871 per ADR.

Following these transactions, the current interest of each director in the share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary	ordinary	ordinary	ordinary	Current	Current
	shares/ADRs*	shares/ADRs*	shares/ADRs*	shares/ADRs*	interest in Reed	interest in Reed
	.5>	.5>	.5>	.5>	Elsevier PLC	Elsevier NV
Director	vested	vested	released	released	ordinary shares	ordinary shares

Mark Armour	21,653	14,306	12,775	8,440	228,062	125,947

Erik Engstrom	?	14,721 *	?	8,685 *	107,040	331,923

Andrew Prozes	6,600 *	8,818 *	3,864 *	5,162 *	213,261	156,244

* Denotes vesting/release of ADRs. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier PLC
	ordinary shares vested	ordinary shares released
Ian Fraser	10,866	6,410

The ordinary shares and ADRs required to fulfil the above releases have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which may acquire securities in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of securities to employees on the exercise of awards granted under the said schemes.